FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2007

On June 1, 2007, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 28, 2007 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original.

The attached notice included in the press release contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s projections in the attached notice are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Investor Relations Office
Department IV

Date: June 1, 2007

NOTICE OF CONVOCATION OF

THE 22ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

GRAND PRINCE HOTEL NEW TAKANAWA, TOKYO, JAPAN

ON JUNE 28, 2007, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 1, 2007, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 1, 2007

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Norio Wada

President and Representative Director

NOTICE OF CONVOCATION OF

THE 22ND ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 22nd Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting right exercise form via mail or via electronic means, including the Internet, etc. You are requested to study the attached reference documents and exercise your voting rights by the end of business day (5:30 PM) on Wednesday, June 27, 2007. (The website is readable in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval on the resolutions on the enclosed voting right exercise form and return it to the Company before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting right exercise form, and indicate your approval or disapproval on the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform (the Tokyo Stock Exchange Platform).

Particulars

1. Date and Time:	10:00 a.m. on Thursday, June 28, 2007

2. Place:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
(Formerly known as the New Takanawa Prince Hotel)
13-1, Takanawa 3-chome, Minato-Ku, Tokyo
(The name of the hotel has changed, but the meeting venue is the same as last year.)

3. Purpose of the Meeting:

Matters to be reported
1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 22nd fiscal year (from April 1, 2006 to March 31, 2007)

2.	Report on the balance sheet, statement of income and statement of shareholders’ equity for the 22nd fiscal year (from April 1, 2006 to March 31, 2007)

Matters to be resolved
First Item	Distribution of Retained Earnings as Dividends

Second Item	Election of five Directors

Third Item	Election of five Corporate Auditors

4. Other Matters Concerning the Convocation

(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:
1.	In the case of duplicate voting via mail, the votes on the re-issued voting right exercise form will be considered valid.

2.	In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.	In the case of duplicate voting done both via mail and the Internet, etc., the vote received last will be considered valid. If both are received on the same day, the votes placed via the Internet will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

(3)    If you wish to diversely exercise your voting rights, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders (by June 25, 2007), stating your reasons therefor.

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, etc., you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”.

3.	Any subsequent revisions to the reference documents for the Ordinary General Meeting of Shareholders and attachments hereto will be posted on our website on the Internet (http://www.ntt.co.jp/ir/).

BUSINESS REPORT

(For the Fiscal Year From April 1, 2006 to March 31, 2007)

[	This report describes the conditions of the corporate group (NTT Group) including Nippon Telegraph and Telephone Corporation (NTT).	]

I.	Outline of Business of NTT Group

1. Business Progress and Results of NTT Group

(1) Overall Conditions

During the consolidated fiscal year ended March 31, 2007, the Japanese economy expanded at a steady pace. Corporate earnings have improved against a backdrop of strong demand in Japan and overseas, and as a result, capital investment has increased steadily. There are signs of expanding improvement in employment and a moderate increase in personal consumption.

Dramatic changes continue to take place in the telecommunications market environment in conjunction with the advance of ubiquitous broadband communications and reforms in business structures. In the broadband market, the number of ADSL subscribers is undergoing a net decrease as the expansion of optical access accelerates and the market continues to grow. In the mobile communications market, growth in the overall number of subscribers remains sluggish, but third-generation mobile communications services are expanding steadily, and with the introduction of mobile number portability, price competition remains fierce. The market for conventional fixed-line telephone services continues to shrink due to the shift to IP telephony services.

Under these business conditions, the NTT Group continued its efforts towards realization of the NTT Group’s Medium-Term Management Strategy (released November 2004). Specific business activities include expansion and improvement of the service areas to promote greater use of B FLET’S optical access services and active marketing measures designed to meet customer requirements. As a result of these activities, the number of B FLET’S subscribers surpassed 6 million and pulled ahead of the number of FLET’S ADSL service subscribers. Also, efforts to bolster the overall strength of FOMA third-generation mobile communications services including rates, products, network quality, and after- sales services resulted in a steady shift from the mova second-generation mobile communications services, with FOMA subscribers surpassing 35.5 million and accounting for two-thirds of all our mobile communications subscribers.

To ensure that NTT Group management resources are used effectively, NTT Group reviewed its group structures for upper layer services such as Internet connectivity and portal sites and services for corporate customers.

With regards to solution services for corporate customers, we are actively engaging in new businesses through alliances with partners outside the group and joint investments.

Regarding construction of the next-generation network, we have started field trials designed to determine customer preferences and confirm technologies so we can launch full-scale commercial services in accordance with the roadmap described in the document entitled “Promoting the NTT Group’s Medium-Term Management Strategy” (released November 2005). Businesses from a wide range of industries have participated in the trials, and we are currently working on developing video communications services such as high-quality video distribution, video conferencing, and video telephony and services that use intelligent consumer electronics devices.

As a result of these activities, despite a decrease in voice related services revenues because of the decline in the number of fixed-line telephone subscribers and other factors, NTT Group’s consolidated operating revenues were 10,760.6 billion yen for the fiscal year ended March 31, 2007 (an increase of 0.2% from the previous fiscal year) due to increases in IP-related services revenues from B FLET’S and FOMA and system integration revenues. Consolidated operating expenses were 9,653.5 billion yen (an increase of 1.1% from the previous fiscal year) as a result of increased expenses associated with higher system integration revenues and increased mobile phone handset costs and other sales related expenses. Consolidated operating income was 1,107.0 billion yen (a decrease of 7.0% from the previous fiscal year), consolidated income before income taxes was 1,138.0 billion yen (a decrease of 12.9% from the previous fiscal year), and consolidated net income was 476.9 billion yen (a decrease of 4.4% from the previous fiscal year).

Note:	NTT Group’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(2)	Review of NTT Group Operations

Nippon Telegraph and Telephone Corporation

In its capacity as a holding company, NTT worked to efficiently develop the businesses of the NTT Group through the planning of overall strategies and redistribution of managerial resources in line with changes in the business environment. To achieve these objectives, NTT exercised its rights as a shareholder and provided NTT Group with suitable advice and intermediary services where appropriate so that NTT Group companies could undertake activities that are in line with the general direction of the NTT Group, while respecting the fundamental basis of independent and autonomous development of their respective businesses. Additionally, in order to promote basic research and development activities and use of the results from such activities, NTT provided the results of its research and development to NTT Group companies and continued efforts to plan and promote the commercialization of its fundamental technologies through its “Comprehensive Commercialization Functions.”

[1] Share ownership and exercise of voting rights

While in principle each Group company develops its business independently and autonomously, NTT exercises its rights as a shareholder using the criterion of whether NTT Group companies are engaged in business activities in line with the general direction of the NTT Group. The exercise of shareholder rights was manifested by NTT voting for the approval of a number of resolutions at the general shareholders meetings of NTT Group companies that took place in the fiscal year ended March 31, 2007. In connection with these meetings, NTT determined that the business practices, financial condition, retained profits, and other conditions of the NTT Group companies during the fiscal year ended March 31, 2006 were properly in line with those of the NTT Group as a whole. In accordance with this determination, NTT voted to approve the proposed disposition of unappropriated retained earnings based on proposals by each of the NTT Group companies as well as the election of directors and other matters. As a result, NTT received 198.6 billion yen in dividends (an increase of 17.5% from the previous fiscal year).

[2] Provision of advice and intermediary services to NTT Group companies

To manage the NTT Group effectively, NTT provided group companies with advice and intermediary services.

Specifically, to carry out the NTT Group’s Medium-Term Management Strategy, we have reviewed group structures for upper layer services and services for corporate customers and provided advice and intermediary services aimed at developing broadband services and promoting international business. In compensation for these services, the Company received 19.7 billion yen in group management and administration revenue (a decrease of 2.8% from the previous fiscal year).

[3] Fundamental research and development activities

With its focus on developing secure, safe, and convenient broadband and ubiquitous communications services, NTT has conducted fundamental research and development and actively developed future-oriented basic technologies.

In the area of basic technologies to support the next-generation network, NTT has conducted development of edge nodes and communications control servers for achieving high-quality IP telephony, high-resolution video telephony using bi-directional communications functions, as well as high-definition video distribution using multicasting communications functions and conducted trials for technical confirmation. NTT uses these technologies to create services such as simultaneous retransmission of terrestrial broadcasts and telepathology using high-definition video communications.

With respect to technologies for greater convenience when using the Internet, NTT has developed a technology that allows a user to connect to the Internet for easy, on-the-spot editing of videos taken on mobile phone cameras and a technology that, when a user gathers information from the Internet, records Internet search histories and usage status of viewed Web sites so that the user can easily find useful Web sites. NTT tested these technologies on the “goo” portal site with a view towards future commercialization. In addition, NTT’s efforts to increase use of the “Camellia” Internet encryption algorithm designed to create a secure communications infrastructure resulted in its incorporation in software developed by international standardization organizations.

To sustain continuous business development, NTT is pursuing the development of fundamental technologies in line with the NTT Group’s long-term business strategies. NTT discovered a phenomenon that allows light to be bent freely using a special crystal known as KTN crystal and developed a control device for use in video and optical communications devices. NTT is also conducting research on ultra-compact, low-power information processing circuits that utilize crystal technologies to accumulate and decelerate light.

NTT’s efforts directed towards overcoming social issues through the application of information and communications technology include the development of a disaster response system that can simultaneously and reliably transmit information to large numbers of mobile phones to provide administrative services such as announcements by local governments during non-emergency times and to disseminate evacuation and other information and to report on the condition of victims between local governments and residents during times of emergency. Measures concerning preservation of the global environment include development and commercialization of a technology for rapid and accurate measurement of ozone, an atmospheric pollutant.

NTT is linking the results of research and development to its businesses through its Comprehensive Commercialization Functions and close collaboration with NTT Group companies. NTT established a joint venture company with a Chilean mining company to provide systems to mining companies using an optical fiber network for remote operation of equipment and remote monitoring using high-speed wireless communications to raise mine worker safety and efficiency. NTT is also verifying services that allow video to be shared safely over the Internet using a technology that automatically summarizes videos and distributes them to users and a technology that can rapidly and simply make comparisons with illegal videos that violate copyrights.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2007 were 128.8 billion yen (a decrease of 4.7% from the previous fiscal year), and NTT received fundamental research and development revenues of 122.1 billion yen (a decrease of 3.8% from the previous fiscal year) as compensation for these research and development activities.

As a result of the above, NTT’s non-consolidated operating revenues for the fiscal year ended March 31, 2007 were 359.9 billion yen (an increase of 6.1% from the previous fiscal year), non-consolidated recurring profit was 206.2 billion yen (an increase of 20.0% from the previous fiscal year), and non-consolidated net income was 189.3 billion yen (a decrease of 51.9% from the previous fiscal year).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West)

NTT East and NTT West are taking measures to secure solid revenue structures by enhancing and expanding broadband services with a focus on B FLET’S and are continuing their efforts to raise business efficiency.

In the broadband service business, NTT East and NTT West expanded B FLET’S service areas, launched new services, and took measures to improve customer service to increase the number of B FLET’S customers. They also took measures to bolster security functions to counter computer viruses and unauthorized access. With respect to Hikari Denwa, a high-quality IP telephony service that makes use of optical access, NTT East and NTT West launched new services such as caller ID, discount flatrate plans, and Hikari Denwa Office Type, a service for small and medium-size businesses that make up to eight phone lines and 32 phone numbers available. In the area of video distribution services, NTT East and NTT West have also formed tie-ups with broadcasters to promote and expand multi-channel broadcasting services using B FLET’S.

In response to a temporary connection problem affecting Hikari Denwa, NTT East and NTT West moved up the construction of additional facilities and increased the pace of facility repairs to improve reliability.

To raise the quality of customer service and increase business efficiency, NTT East reinforced its operating structures including an expansion of its call center as a central location for receiving inquiries and requests concerning Hikari Denwa. NTT West reviewed its headquarters organization to provide specialized handling for broadband services, and reinforced its prefectural branch functions to promote businesses with strong local ties, and in conjunction with these developments consolidated its marketing, facility, and administrative subsidiaries.

Competition in broadband markets remains fierce, and despite these activities, during the year under review, NTT East’s operating revenues were 2,061.3 billion yen (a decrease of 3.0% from the previous fiscal year), and those of NTT West were 1,951.5 billion yen (a decrease of 3.8% from the previous fiscal year). Net income was 84.3 billion yen for NTT East (an increase of 64.5% from the previous fiscal year) and 28.3 billion yen for NTT West (a decrease of 13.3% from the previous fiscal year).

NTT Communications Corporation (NTT Communications)

During the fiscal year under review, NTT Communications took measures to expand IP services in both domestic and global markets and to reinforce its global businesses. The company also reinforced structures for providing upper layer services and reviewed its customer service structures for corporate customers in accordance with the objectives set forth in the “Promoting the NTT Group’s Medium-Term Management Strategy” policy document.

For corporate customers, NTT Communications launched a data communications service using the wide-band Ethernet of NTT East and NTT West as access lines and expanded the service territory for the Global Super Link service, which creates wide-band international Ethernet networks. As the network needs of business customers diversify, NTT Communications offers solutions designed to enhance customer convenience and reduce management costs.

NTT Communications implemented various measures to improve and strengthen its global businesses including the start of an international IP-VPN service (MPLS type) in Vietnam in cooperation with a local company, the first such project in that country by a Japanese communications carrier, and the start of an international data communication service in Russia.

For individual customers, NTT Communications worked to expand its OCN Internet access services and augmented its marketing of OCN Hikari with FLET’S and the Anshin Select Pack with enhanced security functions. As a result, the number of OCN subscribers surpassed 6 million. The company also moved forward with the development of Music Ocean, an integrated intra-group music distribution service.

Concerning fixed-line telephone services, NTT Communications promoted sales of its Pl@tinum Line low-cost plan for domestic and international calls and calls to mobile phones and launched a new service called Pl@tinum Line & Sekaiwari that provides even greater discounts on international calls.

As a result of these developments, NTT Communications’ operating revenues for the fiscal year under review were 1,145.4 billion yen (an increase of 1.6% from the previous fiscal year) and net income was 30.3 billion yen (a decrease of 3.5% from the previous fiscal year).

NTT DATA Corporation (NTT DATA)

During the fiscal year under review, NTT DATA set its sights on promoting new business jointly with business customers in the form of business alliances or joint investments, and on becoming the number one business in terms of customer satisfaction by providing systems and services that increase customer value. With these objectives in mind, NTT DATA implemented policies designed to improve its basic organizational fitness and promote further growth.

With regard to improving basic organizational fitness, NTT DATA worked to strengthen its marketing capabilities and improve business processes by ensuring that marketing personnel steadily implement action plans developed based on the results of customer satisfaction surveys. At the same time, NTT DATA took steps to improve competitiveness in system integration and raise system development efficiency by improving and stabilizing processes, accumulating business know-how, and creating system environments that support these initiatives.

Concerning strategies for further growth, in the financial field, NTT DATA increased the number of banks participating in the NTT DATA Regional Bank Integrated Services Center, a shared-use format center for financial institutions. With a view toward the expansion of the corporate customer sector, NTT DATA formed capital alliances in the housing and travel industries to reinforce structures through the utilization of advanced industry-specific expertise and its own diverse management resources.

Through these endeavors, NTT DATA made efforts to develop efficient systems for engaging in vigorous marketing activities geared towards obtaining orders for new systems and launching new services and continued to provide stable services for existing systems.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 1,044.9 billion yen (an increase of 15.2% from the previous fiscal year) and consolidated net income was 50.6 billion yen (an increase of 79.6% from the previous fiscal year).

NTT DoCoMo, Inc. (NTT DoCoMo)

With the start of mobile number portability, competition has become even more severe. In response, NTT DoCoMo has worked to enhance its overall capabilities by providing user-friendly billing services, enhancing and expanding its handset lineup and services, raising network quality, and improving after-sales services.

Concerning user-friendly billing services, NTT DoCoMo has taken measures to offer rate plans that suit customers by expanding its menu of discount services and flat-rate packet communications services.

With respect to enhancing and expanding its handset lineup and services, NTT DoCoMo continues to improve its handset lineup and has improved its music-related services including the launch of a service for downloading full-length songs from i-mode sites to handsets, and Music Channel, a full-length, high-quality music program distribution service that uses the HSDPA (High-Speed Downlink Packet Access) service.

Measures to raise network quality included expansion of the FOMA service area to make FOMA accessible nationwide, particularly in train stations through which large numbers of people travel, as well as active measures to gather customer comments and opinions and measures to eliminate areas with poor reception. In addition, NTT DoCoMo started providing HSDPA technology services in major cities around the country.

NTT DoCoMo worked to enhance after-sales services by offering DoCoMo Premier Club members the Mobile Phone Protection and Delivery Service, a Premier Club service that delivers new handsets to customers in case of loss or theft of their FOMA handsets.

NTT DoCoMo launched the DCMX credit service using the Osaifu Keitai service to create a new revenue source. The company also increased the lineup of handsets compatible with international roaming services and expanded the territories where international roaming services are available.

As a result of the above developments, NTT DoCoMo’s consolidated operating revenues for the fiscal year under review were 4,788.1 billion yen (an increase of 0.5% from the previous fiscal year), and consolidated net income was 457.3 billion yen (a decrease of 25.1% from the previous fiscal year).

The NTT Group’s operating revenues and net income for the period under review were as follows.

Company	Operating Revenues (billion yen)	Net Income (billion yen)
Nippon Telegraph and Telephone Corporation	359.9	189.3
Nippon Telegraph and Telephone East Corporation	2,061.3	84.3
Nippon Telegraph and Telephone West Corporation	1,951.5	28.3
NTT Communications Corporation	1,145.4	30.3
NTT DATA Corporation (consolidated)	1,044.9	50.6
NTT DoCoMo, Inc. (consolidated)	4,788.1	457.3
Consolidated operating revenues and net income	10,760.6	476.9

Note:	The NTT Group’s consolidated financial statements and NTT DoCoMo’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. External Financing and Capital Investment of the NTT Group

(1) External Financing

The NTT Group raised long-term funding for capital investment and other purposes in the amount of 477.5 billion yen.

The details of long-term funding are as follows.

Company	Amount (billion yen)	Remarks

Bonds and notes	167.2	• NTT bonds: 70 billion yen • Swiss franc bonds: 0.3 billion Swiss francs (29.3 billion yen)
Long-term borrowings from banks	310.3

Total	477.5

NTT raised 231.5 billion yen from long-term borrowings from banks for loans to be used for capital investment by NTT East, NTT West, and NTT Communications.

(2)	Capital Investment

The NTT Group made a total of 2,236.9 billion yen in consolidated capital investments (an increase of 2.1% from the previous fiscal year) in response to increased demand for services including optical access services and third-generation mobile communications services.

Capital investment by NTT and its main subsidiaries was as follows.

Company	Capital Investment (billion yen)
Nippon Telegraph and Telephone Corporation	57.7
Nippon Telegraph and Telephone East Corporation	435.9
Nippon Telegraph and Telephone West Corporation	412.4
NTT Communications Corporation	100.5
NTT DATA Corporation (consolidated)	139.5
NTT DoCoMo, Inc. (consolidated)	934.4

3. Issues Facing the NTT Group

Although it is necessary to monitor overseas developments carefully, we anticipate that private sector demand will remain strong and that the Japanese economy will continue its moderate expansion supported by solid corporate earnings and moderately increasing employee incomes.

In the information and telecommunications market, ubiquitous broadband communications continue to spread and the development of IP networks is accelerating the convergence of services. Market entry by new companies, corporate mergers, and the formation of business alliances are expected to intensify competition even further. In addition, the use of information and communications technologies such as the Internet is rapidly taking root, resulting in higher expectations for convenient networks that are safe and secure.

Under this environment, in December of last year, the NTT Group started field trials for the construction of a next-generation network that can provide efficient and flexible services based on the roadmap set forth in the NTT Group’s Medium-Term Management Strategy. The field trials are confirming technologies for network construction such as quality control and security functions and are being conducted with the participation of customers to determine customer preferences and wishes. We are also collaborating with businesses from a wide range of fields to develop full-scale services. Through these activities, we will combine the next-generation network with optical access services to create high-quality and flexible services that bring together the features and strengths of fixed-line telephone service and IP services. We seek to have 30 million optical access service subscribers by fiscal 2010.

Specific business developments include ongoing measures to expand use of the B FLET’S service including the provision of convenient services and establishment of business processes that can respond accurately and promptly to customer comments and requests. With respect to FOMA, the NTT Group is raising its overall competitiveness by improving and expanding its handset lineup including handsets compatible with One Segment broadcasts and HSDPA, raising network quality, strengthening music services and i-mode search services, and establishing new revenue sources such as the DCMX credit service. To respond to the convergence of fixed-line telephone and mobile phone communications, we are also developing services for handsets that can be used as cordless IP phones indoors and mobile phones outdoors. Measures directed towards collaboration between and convergence of communications and broadcasting include centralized operation of the intra-group video distribution services (OCN Theater, 4th Media, and On-Demand TV) as well as expansion of multi-channel broadcasting services and simultaneous re-broadcast of terrestrial digital broadcasts in collaboration with broadcasters. To expand businesses that do not depend on communications traffic, we are taking measures to enhance marketing and development capabilities regarding solutions for business customers and are addressing requests from customers in Japan and overseas.

The NTT Group companies are also working together to review work processes and reduce procurement costs and continues to raise business efficiency by lowering costs.

NTT will continue to allocate the managerial resources of the NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, the NTT Group will continue to focus its efforts on the creation of basic technologies required to support the development of secure, dependable, and convenient broadband and ubiquitous services and will reinforce research and development directed towards the commercialization of the next-generation network. NTT will promote the commercialization of the products of research and development in collaboration with NTT Group companies through the “Comprehensive Commercialization Functions”. NTT will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies, and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, the NTT Group will continue to work to improve the NTT Group’s corporate value.

NTT looks forward to the continued understanding and support of all its shareholders in these undertakings.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

•	ADSL (Asymmetric Digital Subscriber Line)

A high-speed Internet connection format (DSL) that uses existing telephone lines and provides higher download speeds than upload speeds.

•	Algorithm

A processing method for achieving a specific function using a computer.

•	B FLET’S

NTT Group’s optical access service. In this report, it refers collectively to the B FLET’S and the FLET’S Hikari Premium and FLET’S Hikari Mytown provided by NTT East and NTT West.

•	Broadband

High-speed, high-capacity communications.

•	Ethernet

One of the LAN standards. A widely used network system that has become a standard.

•	Edge Node

The network device within a communications network that is located at the edge closest to the end user.

•	IP (Internet Protocol)

A standard communications protocol used for communications over the Internet.

•	IP-VPN

A communications service for creating a virtual private network that third parties cannot access on an IP network for exclusive use by specified parties.

•	KTN Crystal

A crystal comprising potassium (K), tantalum (Ta), niobium (Nb), and oxygen (O). The NTT Photonics Laboratories became the first in the world to successfully grow KTN crystals to commercial sizes in 2003.

•	Mobile Number Portability

A system that allows mobile phone users to switch mobile phone carriers without changing phone numbers.

•	MPLS (Multi-Protocol Label Switching)

Multi-Protocol Label Switching. A technology for determining the destination of data by referencing only a mark known as a “label” that is attached to transmitted data.

•	Multicast Communications

Distribution of the same information to specified multiple recipients.

•	One Segment Broadcasts

Terrestrial digital television broadcasts for reception by mobile phones and other portable terminals.

•	Optical Access Services

Super high-speed Internet connection services that provide high connectivity both upstream and downstream using optical fiber.

•	Portal Site

Website serving as the first Internet site encountered on accessing an information network.

•	Roaming

Enabling a customer outside the service area of his or her carrier to use a similar service of a different, affiliated carrier.

•	SI (System Integration)

The linking together of devices such as computers and internal switchboards to provide services such as the construction, operation, and maintenance of information systems needed by customers in a single package.

•	Solution Services

Service to identify the issues that customers are facing and to provide systems and other means that are capable of resolving them.

•	Ubiquitous

The ability to make a connection over an information network such as the Internet at any time and from any location.

•	Upper layer services

Services provided on a network using IP (Internet Protocol), such as Internet connection, video distribution, and so on.

Consolidated and Non-consolidated financial results

Consolidated financial results

Operating Revenues

(Billions of yen)
11,095.5
10,805.9
10,741.1
10,760.6
10,000
8,000
6,000
4,000
2,000
0
FY2004
FY2005
FY2006
FY2007

Operating Income

(Billions of yen)
1,560.3
1,211.2
1,190.7
1,107.0
1,600
1,200
800
400
0
FY2004
FY2005
FY2006
FY2007

Net Income

(Billions of yen)
643.9
710.2
498.7
476.9
600
450
300
150
0
FY2004
FY2005
FY2006
FY2007

Non-consolidated financial results

Operating Revenues

(Billions of yen)
258.1
323.2
339.3
359.9
300
200
100
0
FY2004
FY2005
FY2006
FY2007

Operating Income

(Billions of yen)
71.8
143.7
168.7
197.8
200
150
100
50
0
FY2004
FY2005
FY2006
FY2007

Net Income

(Billions of yen)
240.3
455.6
394.0
189.3
400
300
200
100
0
FY2004
FY2005
FY2006
FY2007

Note:	Figures for consolidated financial results are rounded off to nearest million yen, while figures for non-consolidated results are rounded off per 1 million yen.

Operating Results

Note:	1. Number of Hikari IP Phone is calculated by number of thousand channels.

2.	Number of communication module service subscribers is included in the number of cellular subscribers.

3.	Number of Telephone Subscribers is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included)

4.	Number of ISDN subscribers is the total of INS-Net 64 (including INS-Net 64 and INS-Net 64 Lite Plan) and INS- Net 1500. In terms of number of channels, transmission rate, and line use fee (base rates), when calculating the number of ISDN subscribers, INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4. CHANGES IN ASSETS AND INCOME OF THE NTT GROUP AND NTT CORPORATION

(1) Changes in Consolidated Assets and Consolidated Income of the NTT Group

	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007
Operating revenues (billion yen)	11,095.5	10,805.9	10,741.1	10,760.6
Income before income taxes (billion yen)	1,527.3	1,723.3	1,305.9	1,138.0
Net income (billion yen)	643.9	710.2	498.7	476.9
Net income per share (yen)	40,607.65	45,891.26	34,836.42	34,506.55
Total assets (billion yen)	19,434.9	19,098.6	18,886.2	18,365.8
Net assets (billion yen)	6,398.0	6,768.6	6,779.5	7,172.6
Net assets per share (yen)	406,447.52	453,059.74	490,493.28	519,014.60

Notes: 1.	The consolidated financial statements of the NTT Group are prepared in accordance with U.S. generally accepted accounting principles.

2.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

•

In the 19th fiscal year, revenues of the East and West regional companies and NTT Communications continued to decline because of the shrinking fixed-line telephone market, while NTT DoCoMo’s revenues, mainly for its i-mode services, remained firm. As a result, consolidated operating revenues were 11,095.5 billion yen, consolidated income before taxes was 1,527.3 billion yen, and consolidated net income was 643.9 billion yen.

•

In the 20th fiscal year, with revenues for the East and West regional companies and NTT Communications continuing to decline because of the shrinking fixed-line telephone market, and revenues for NTT DoCoMo declining because of decreases in call charges and the introduction of flat-rate packet transmission fees for i-mode, revenues were 10,805.9 billion yen. Factors such as NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc. resulted in consolidated income before taxes of 1,723.3 billion yen and net income of 710.2 billion yen.

•

In the 21st fiscal year, although NTT DATA posted higher revenues as a result of stronger competitiveness in system integration services and NTT Communications recorded higher revenues due to an expansion of IP services, NTT East and NTT West experienced continuing declines in revenues because of the shrinking fixed-line telephone market and NTT DoCoMo posted lower revenues because of fierce competition in services. As a result, consolidated operating revenues were 10,741.1 billion yen, consolidated income before taxes was 1,305.9 billion yen, and consolidated net income was 498.7 billion yen.

•	For a review of NTT’s performance in the 22nd fiscal year (the current fiscal year), please see “1. Business Progress and Results of the Corporate Group.”

(2) Changes in non-consolidated business results and financial position of NTT

	19th fiscal year, ended March 31, 2004	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007
Operating revenues (billion yen)	258.1	323.2	339.3	359.9
Recurring profit (billion yen)	78.6	151.7	171.9	206.2
Net income (billion yen)	240.3	455.6	394.0	189.3
Net income per share (yen)	15,150.87	29,439.71	27,520.99	13,703.94
Total assets (billion yen)	8,616.7	8,401.4	8,188.8	8,061.3
Net assets (billion yen)	5,167.8	5,170.2	4,946.4	5,035.6
Net assets per share (yen)	328,297.58	346,069.68	357,869.26	364,381.77

Notes:	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share are calculated based on the number of shares outstanding at the end of the fiscal year.

•

In the 19th fiscal year, non-consolidated operating revenues totaled 258.1 billion yen, non-consolidated recurring profit was 78.6 billion yen, and net income was 240.3 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, the formulation of the “NTT Group Three-Year Business Plan” (for the fiscal years ended March 31, 2004-2006) and, to assist in the swift realization of resonant communication environment set forth in the “Vision for a New Optical Generation,” advice and intermediary services aimed at realizing effective NTT Group management.

•

In the 20th fiscal year, non-consolidated operating revenues totaled 323.2 billion yen, non-consolidated recurring profit was 151.7 billion yen, and unconsolidated net income was 455.6 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, and advice and intermediary services aimed at realizing more effective management of the NTT Group as set forth in the “NTT Group Medium-term Management Strategy”.

•

In the 21st fiscal year, non-consolidated operating revenues totaled 339.3 billion yen, non-consolidated recurring profit was 171.9 billion yen, and non-consolidated net income was 394.0 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, and advice and intermediary services aimed at realizing more effective management of the NTT Group as set forth in the “Promoting the NTT Group’s Medium-Term Management Strategy” policy document, which provides the roadmap for the construction of a next-generation network and plan for the development of broadband and ubiquitous services that will help realize the Group’s medium-term management strategies.

•	For a review of NTT’s performance during the 22nd fiscal year, please see “1. Business Progress and Results of the Corporate Group.”

5. MAIN BUSINESSES OF THE NTT GROUP

The main businesses of the NTT Group are as follows:

Company	Main Businesses

Nippon Telegraph and Telephone Corporation (NTT)	Ownership of shares and exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other Group companies, intermediation, advice, and other support to Group companies, research into fundamental telecommunications technologies, and new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications operations and multi-media network services.

NTT DATA Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business and PHS business.

Note: PHS services will be terminated on January 7, 2008.

6. PRINCIPAL CENTERS OF THE NTT GROUP

Nippon Telegraph and Telephone Corporation

Head office: 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities: Laboratory Groups

[	Cyber Communications Laboratory Group (Kanagawa) Information Sharing Laboratory Group (Tokyo) Science & Core Technology Laboratory Group (Kanagawa) Total number of laboratories: 12	]

Nippon Telegraph and Telephone East Corporation

19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo

Nippon Telegraph and Telephone West Corporation

3-15, Banba-cho, Chuo-ku, Osaka

NTT Communications Corporation

1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

NTT DATA Corporation

3-3, Toyosu 3-chome, Koto-ku, Tokyo

NTT DoCoMo, Inc.

11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

7. NTT GROUP EMPLOYMENT

(1) Number of employees in the NTT Group: 199,733 (an increase of 620 from the end of the previous fiscal year)

(2) Numbers of employees of NTT and its principal subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,872
Nippon Telegraph and Telephone East Corporation	6,506
Nippon Telegraph and Telephone West Corporation	5,802
NTT Communications Corporation	8,771
NTT DATA Corporation (Consolidated)	22,608
NTT DoCoMo, Inc. (Consolidated)	21,591

Note:	In addition to the employees indicated above, the East regional subsidiaries (prefectural companies and administrative companies) employ approximately 42,600 persons, and the West regional subsidiaries (regional companies and the marketing, facility, and administrative companies) employ approximately 52,400 persons. The number of employees of subsidiaries includes approximately 2,050 East regional subsidiary employees and approximately 2,400 West regional subsidiary employees who will resign from the company at the end of March and will be rehired in the new fiscal year.

8. PRINCIPAL SUBSIDIARIES

Company	Capitalization	NTT’s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	JP¥335,000 million	100.0	As described under “5. Main Businesses of the Corporate Group”
Nippon Telegraph and Telephone West Corporation	JP¥312,000 million	100.0	As described under “5. Main Businesses of the Corporate Group”
NTT Communications Corporation	JP¥211,763 million	100.0	As described under “5. Main Businesses of the Corporate Group”
NTT DATA Corporation	JP¥142,520 million	54.2	As described under “5. Main Businesses of the Corporate Group”
NTT DoCoMo, Inc.	JP¥949,679 million	63.4	As described under “5. Main Businesses of the Corporate Group”
Verio Inc.	US$ 723,724 million	0(100)	Provision of Internet solution services in North America
NTT Urban Development Co.	JP¥48,760 million	67.3	Real estate leasing and sale
NTT America, Inc.	US$ 36,825 million	0(100)	Provision of Arcstar services in North America
NTT DoCoMo Kansai, Inc.	JP¥24,458 million	0(100)	Cellular telecommunications services, PHS services
NTT DoCoMo Tokai, Inc.	JP¥20,340 million	0(100)	Cellular telecommunications services, PHS services
NTT Comware Corporation	JP¥20,000 million	100	Development, production, operation and maintenance of information communications systems and software
NTT Resonant Inc.	JP¥20,000 million	0(100)	Development and provision of video communications services, development and provision of broadband portal services
NTT Europe Ltd.	UK £92.62 million	0(100)	Provision of Arcstar services in Europe
NTT DoCoMo Kyushu, Inc.	JP¥15,834 million	0(100)	Cellular telecommunications services, PHS services
NTT DoCoMo Hokkaido, Inc.	JP¥15,630 million	0(100)	Cellular telecommunications services, PHS services
NTT DoCoMo Tohoku, Inc.	JP¥14,981 million	0(100)	Cellular telecommunications services, PHS services
NTT DoCoMo Chugoku, Inc.	JP¥14,732 million	0(100)	Cellular telecommunications services, PHS services
NTT AUSTRALIA PTY. LTD.	AU$ 218.73 million	0(100)	Provision of Arcstar services in Australia
NTT Facilities, Inc.	JP¥12,400 million	100	Design, management, and maintenance of buildings, equipment, and electric power facilities

Notes:	1.	The equity ownership percentages are calculated exclusive of the number of treasury shares each company owns. The figures in parentheses represent the equity ownership percentages of NTT through its subsidiaries.

	2.	NTT has 419 consolidated subsidiaries including those above, and 96 companies are accounted for by the equity method.

	3.	NTT’s equity ownership percentage of NTT DoCoMo increased from 62.1% to 63.4% as a result of the acquisition of 880,000 shares by NTT DoCoMo.

	4.	NTT’s equity ownership percentage of NTT Resonant decreased from 100.0% to 0% and NTT Resonant became a wholly-owned subsidiary of NTT Communications as a result of a share exchange with NTT Communications.

9. PRINCIPAL LENDERS AND BORROWINGS OUTSTANDING OF THE NTT GROUP

Lender	Borrowings Outstanding (billion yen)
Development Bank of Japan	267.3
Nippon Life Insurance Company	193.6
Meiji Yasuda Life Insurance Company	165.2
The Dai-ichi Mutual Life Insurance Company	160.9
The Bank of Tokyo Mitsubishi UFJ, Ltd	149.6
Sumitomo Life Insurance Company	130.1
Mizuho Corporate Bank, Ltd.	128.8
Japan Agricultural Cooperatives	96.5
Sumitomo Mitsui Banking Corporation	88.7
Shinkin Central Bank	69.3

II. Shares and Shareholders

(1)	Total number of shares authorized to be issued by NTT: 61,929,209 shares

(2)	Total number of shares issued: 15,741,209 shares (including 1,921,540.08 shares of treasury stock)

(3)	Number of shareholders at end of fiscal year ended March 31, 2007 (including holders of fractional shares): 1,446,320

(4)	Principal Shareholders

Shareholder	Number of shares Held	Equity Ownership Percentage (%)
The Minister of Finance	5,307,591.26	38.41
Japan Trustee Services Bank, Ltd. (Trust Account)	562,412.00	4.07
Moxley and Company	511,681.00	3.70
The Master Trust Bank of Japan, Ltd. (Trust Account)	493,498.00	3.57
Japan Trustee Services Bank, Ltd. (Trust Account 4)	190,972.00	1.38
State Street Bank and Trust Company 505103	146,281.00	1.06
NTT Employee Share-Holding Association	134,656.22	0.97
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	109,179.00	0.79
Mellon Bank Treaty Clients Omnibus	96,105.00	0.70
Nippon Life Insurance Company	85,002.68	0.62

Notes:	1.	NTT’s holdings of 1,921,540.08 shares of treasury stock are not included in the above figures.

	2.	Equity ownership percentages do not include treasury stock.

III. Corporate Officers

1. Directors and Auditors

Position	Name	Area(s) of responsibility or principal occupation

President and Representative Director	Norio Wada

Senior Executive Vice Presidents and Representative Directors	Satoshi Miura	Director, Corporate Management Strategy Division In charge of business strategy

	Ryuji Yamada	In charge of technical strategy

Executive Vice President	Shin Hashimoto	Director, Department II Director, NTT Comware Director, NTT Resonant

Senior Vice Presidents	Yuji Inoue	In charge of intellectual property and standardization

	Hiroo Unoura	Director, Department V

Director, NTT West

	Ken Yagi	Director, Department IV

	Akira Arima	In charge of Corporate Management Strategy

	Kiyoshi Kousaka	Director, Department I Director, NTT East Corporate Auditor, NTT Resonant

Directors	Takashi Imai	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

	Yotaro Kobayashi	Chairman of the Board and Director, Fuji Xerox Co., Ltd.

Full-time Corporate Auditors	Johji Fukada

Susumu Fukuzawa

Corporate Auditors	Yasuchika Negoro	Lawyer Chairman, Nippon Professional Baseball Organaization

	Masamichi Tanabe	Corporate Auditor, NTT FACILITIES, INC

	Shigeru Iwamoto	Certified Public Accountant

Notes:	1.	Senior Vice President Yuji Inoue resigned effective March 31, 2007.

	2.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2, Item 15 of the Corporation Law.

	3.	Mr. Johji Fukada, Mr. Yasuchika Negoro, and Mr. Shigeru Iwamoto are outside Corporate Auditors as provided in Article 2, Item 16 of the Corporation Law.

	4.	Corporate Auditor Susumu Fukuzawa has experience in NTT’s accounting division and Corporate Auditor Shigeru Iwamoto is a certified public accountant, and both have extensive knowledge concerning finance and accounting matters.

2. Policies concerning and Total Compensation of Directors and Auditors

(1) Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of base salary and bonus. Base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. Bonus is paid taking into account the company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain high levels of independence, compensation of outside directors consists of base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of base salary only, for the same reasons as those cited above with respect to outside directors.

(2) Total Compensation of Directors and Auditors

Position	Number of Persons	Total Compensation (million yen)
Director	11	420
Corporate Auditor	5	95

Total	16	515

Notes:	1.	Upper limits on total compensation of directors and corporate auditors were set at 750 million yen annually for directors and 200 million yen annually for corporate auditors at the 21st annual general shareholders meeting held on June 28, 2006.

	2.	Total compensation of directors includes 77 million yen in bonuses for the current fiscal year.

	3.	In addition to the above, total compensation of directors includes 11 million yen for directors who are also employees, as bonuses for their service as employees.

	4.	In conjunction with the termination of the retirement allowance system for retiring directors and corporate auditors by resolution adopted at the 21st annual general shareholders meeting held on June 28, 2006, total payments of 361 million yen to 11 directors and 23 million yen to two corporate auditors will be made as retirement allowances upon their retirement from NTT.

3. Outside Directors and Auditors

(1) Principal concurrent positions of outside directors and auditors

Position	Name	Concurrent Position	Company
Outside Directors	Takashi Imai	Outside director	Japan Securities Finance Co., Ltd.
		Outside corporate auditor	Nippon Life Insurance Company
	Yotaro Kobayashi	Outside director	Sony Corporation

Outside Corporate Auditors	Yasuchika Negoro	Outside corporate auditor	Dai Nippon Printing Co., Ltd.
		Outside corporate auditor	DENTSU INC
	Shigeru Iwamoto	Commissioner	Central Union of Agricultural Cooperatives

(2) Principal Activities of Outside Directors and Auditors

[1] Attendance at Board of Directors Meeting and Board of Corporate Auditors Meetings

		Board of Directors Meetings		Board of Corporate Auditors Meetings
Position	Name	Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	12/13	92%	—	—
	Takashi Imai	11/13	85%	—	—

Outside Corporate Auditors	Johji Fukada	13/13	100%	27/27	100%
	Yasuchika Negoro	9/13	69%	24/27	89%
	Shigeru Iwamoto	9/ 9	100%	17/17	100%

Notes:	Mr. Shigeru Iwamoto was appointed on June 28, 2006.

[2] Statements by directors and corporate auditors

From his perspective as an industry leader with extensive experience, Director Takashi Imai made comments mainly concerning group management strategies, international business, and the results of research and development.

From his perspective as an industry leader with extensive experience, Director Yotaro Kobayashi made comments mainly concerning group management strategies, international business, and internal controls.

Corporate Auditor Johji Fukada made comments at Board of Corporate Auditors meetings mainly concerning the importance of reinforcing corporate governance and structural checks from the perspective of complying with applicable law and the Articles of Incorporation.

Corporate Auditor Yasuchika Negoro made comments at Board of Corporate Auditors meetings mainly concerning the need for a unified Group approach to internal control measures for financial reporting from his professional perspective as a lawyer.

Corporate Auditor Shigeru Iwamoto made comments at Board of Corporate Auditors meetings mainly concerning management of the schedule for introducing new internal control measures for financial reporting and the importance of strengthening ties with certified public accounts, from his professional perspective as a certified public accountant.

(3) Indemnity agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423, Paragraph 1 of the Corporation Law in accordance with Article 427, Paragraph 1 of that law. The limitation of liability is the amount permitted by the Corporation Law.

(4) Total Compensation of outside directors and auditors

	Number of directors and auditors	Total Compensation (million yen)
Total compensation of outside directors and auditors	5	80

Notes:	In conjunction with the termination of the retirement allowance system for retiring directors by resolution adopted at the 21st regular general shareholders meeting held on June 28, 2006, total payments of 53 million yen will be made to three outside officers as retirement allowances upon their retirement from NTT.

IV. Independent Auditors

(1) Names of independent auditors

MISUZU Audit Corporation

KPMG AZSA & Co.

Notes:	MISUZU Audit Corporation changed its name from ChuoAoyama PricewaterhouseCoopers effective September 1, 2006.

(2) Compensation to independent auditors during the fiscal year

Independent Auditor	Compensation
MISUZU Audit Corporation	¥253 million
KPMG AZSA & Co.	¥91 million

Notes:	The audit engagement agreements between NTT and the independent auditors do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Securities and Exchange Law, and since it is not practically possible to make such a distinction, the above amounts are total figures for both audits.

(3) Total monetary and other financial benefits payable by NTT and its subsidiaries

Independent Auditor	Amount
MISUZU Audit Corporation	¥757 million
KPMG AZSA & Co.	¥1,200 million

Notes:	Of NTT’s principal subsidiaries, NTT Europe Ltd. is audited by PricewaterhouseCoopers LLP; and NTT AUSTRALIA PTY. LTD. is audited by KPMG Australia.

(4) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general shareholders meeting that the independent auditor be discharged or that the independent auditor not be reappointed.

(5) Suspension of business by the independent auditor

In connection with the audit certificate provided by MISUZU Audit Corporation relating to Kanebo Ltd.’s financial statement audit, MISUZU Audit Corporation was subject to a two-month (July 1 — August 31, 2007) suspension of audits pursuant to the Securities and Exchange Law and audits pursuant to the Corporation Law in accordance with Article 34-21, Paragraph 1, Item 1 of the former Certified Public Accountants Law. Due to the suspension of MISUZU Audit Corporation’s qualifications, MISUZU Audit Corporation resigned as NTT’s independent auditor effective July 1, 2006. However, at the 21st general shareholders meeting held on June 28, 2006, from the perspective that maintaining the continuity of the independent auditor contributes to the efficiency and quality of the audit function, MISUZU Audit Corporation was re-appointed as NTT’s independent auditor effective September 1, 2006.

Upon request from MISUZU Audit Corporation made on April 26, 2007, MISUZU Audit Corporation will resign effective as of the conclusion of the annual general shareholders meeting to be held on June 28, 2007.

V.	Content and Overview of Resolutions concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for the NTT Group. The substance of this basic policy is set out below.

Basic Policies concerning the Maintenance of Internal Control Systems

The basic stance of the NTT Group is to “contribute to the sustained development of society based on a keen awareness of its corporate social responsibility.” In carrying out its responsibilities as a leading telecommunications carrier, the NTT Group will continue to focus on the key objectives of ensuring comprehensive compliance with legal requirements and protecting personal and customer information, while also contributing positively to resolving social issues such as the aging population and declining birth rate, nursing and medical care, and energy and environmental problems by ensuring that the business activities of the NTT group, including the provision of broadband and ubiquitous services, are conducted by directors and employees in a proper manner.

To accomplish this mission, NTT will provide suitable and accurate advice and intermediary services to NTT Group companies, and will maintain the following internal control systems.

I. Basic Approach on the Maintenance of Internal Control Systems

1.	NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.	NTT will also take appropriate measures to ensure the reliability of its system of internal controls based on the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes- Oxley Act) Sections 302 (disclosure controls) and 404 (internal control over financial reporting).

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II. Development of the Internal Control Systems

1.	Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with law and in accordance with high ethical standards.

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to manage business risks appropriately.

(1)	NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.

(2)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning the NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors perform their duties efficiently

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters.

(1)	NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates the NTT Group, NTT has established executive committees and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and the NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors.

(1)	NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of the NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by the NTT Group, thus contributing to the growth and development of the NTT Group.

(1)	Develop communications systems for notifying the parent company in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT group companies to report regularly to the parent company on their financial condition.

(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors.

(1)	The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties.

(1)	Directors and other personnel report the following matters concerning the performance of their duties.

(a)	Matters resolved at executive management meetings

(b)	Matters that cause or may cause substantial damage to the company

(c)	Monthly financial reports

(d)	The status of internal audits

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation

(f)	The status of reporting to helplines

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

Note:	Figures in this business report that are compiled in accordance with Japanese generally accepted accounting principles are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting principles are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(At March 31, 2007)

(Millions of yen)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	796,255
Short-term investments	111,901
Notes and accounts receivable, trade	2,102,435
Allowance for doubtful accounts	(31,297)
Inventories	309,097
Prepaid expenses and other current assets	341,243
Deferred income taxes	261,534

TOTAL CURRENT ASSETS	3,891,168

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,639,792
Telecommunications service lines	13,442,566
Buildings and structures	5,730,034
Machinery, vessels and tools	1,864,159
Land	877,009
Construction in progress	289,447
Accumulated depreciation	(26,419,195)

TOTAL PROPERTY, PLANT AND EQUIPMENT	10,423,812

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	273,951
Marketable securities and other investments	509,798
Goodwill, net	387,066
Other intangibles, net	1,329,714
Other assets	776,270
Deferred income taxes	773,996

TOTAL INVESTMENTS AND OTHER ASSETS	4,050,795

TOTAL ASSETS	18,365,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	414,290
Current portion of long-term debt	837,840
Accounts payable, trade	1,446,681
Accrued payroll	486,108
Accrued interest	14,602
Accrued taxes on income	108,556
Accrued consumption tax	45,808
Advances received	47,412
Other	329,516

TOTAL CURRENT LIABILITIES	3,730,813

LONG-TERM LIABILITIES
Long-term debt	3,510,370
Obligations under capital leases	96,231
Liability for employees’ severance payments	1,534,993
Other	468,774

TOTAL LONG-TERM LIABILITIES	5,610,368

Minority interest in consolidated subsidiaries	1,851,984

SHAREHOLDERS’ EQUITY
Common stock	937,950
Additional paid-in capital	2,844,103
Retained earnings	4,127,421
Accumulated other comprehensive income	172,558
Treasury stock	(909,422)

TOTAL SHAREHOLDERS’ EQUITY	7,172,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,365,775

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2006 to March 31, 2007)

(Millions of yen)
Operating revenues:
Fixed voice related services	3,113,549
Mobile voice related services	3,021,263
IP/Packet communications services	2,247,948
Sales of telecommunications equipment	583,349
System integration	1,092,738
Other	701,703
Total operating revenues	10,760,550
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,325,712
Cost of equipment sold (exclusive of items shown separately below)	1,333,237
Cost of system integration (exclusive of items shown separately below)	737,271
Depreciation and amortization	2,097,327
Impairment loss	3,620
Selling, general and administrative expenses	3,140,587
Write-down of goodwill and other intangible assets	15,781
Total operating expenses	9,653,535
Operating income	1,107,015

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(69,533)
Interest income	27,088
Gains on sales of marketable securities and other investments	1,821
Other, net	71,610
Total other income and expenses	30,986

Income (loss) before income taxes	1,138,001
Income tax expense (benefit)	468,269
Current	298,177
Deferred	170,092
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	669,732
Minority interest in consolidated subsidiaries	195,926
Equity in earnings (losses) of affiliated companies	3,101
Net income (loss)	476,907

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(from April 1, 2006 to March 31, 2007)

(Millions of yen)
Common Stock
At beginning of year	937,950

At end of year	937,950

Additional paid-in capital
At beginning of year	2,843,108
Other	995

At end of year	2,844,103

Retained earnings
At beginning of year	3,747,265
Cash dividends (96,751)	(96,751)
Net income	476,907

At end of year	4,127,421

Accumulated other comprehensive income
At beginning of year	158,291
Other comprehensive income (loss)	(6,113)
Adjustment to initially apply SFAS No.	20,380

At end of year	172,558

Treasury stock
At beginning of year	(907,088)
Net change in treasury stock	(2,334)

At end of year	(909,422)

Shareholders’ equity at end of year	7,172,610

Comprehensive income
Net income	476,907
Other comprehensive income (loss)	(6,113)

Total comprehensive income	470,794

Note:	Amounts are rounded off to nearest million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIC REQUIREMENTS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

1.	Standards for preparation of consolidated financial statements

Pursuant to the provisions of Article 148, Paragraph 1 of the Corporate Calculation Regulations, NTT’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. However, certain statements and notes required by U.S. generally accepted accounting principles in accordance with that paragraph are omitted.

2.	Marketable securities

Statement of Financial Accounting Standards (hereafter “SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” is applied.

(1)	Securities held to maturity Amortized cost method

(2)	Available-for-sale securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, and materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value, with cost being determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets Straight-line method with the exception that, in accordance with SFAS No.142 “Goodwill and Other Intangible Assets,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment once or more each year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with SFAS No. 87 “Employer’s Accounting for Pensions” and SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” benefit obligations and plan assets are estimated and accrued as of year-end to provide for employees’ retirement benefits. If the actuarial net gain or loss exceeds 10% of the larger of benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

NTT adopted SFAS No.158 on March 31, 2007 and recognized an asset for overfunded status or a liability for underfunded status of its defined benefit retirement plan on the consolidated balance sheet. There was no impact on operating results as a result of the application of SFAS No.158, but there was an impact on financial position in the amount of a 30,080 million yen decrease in pension liabilities and a 20,380 million yen increase in accumulated other comprehensive income (after adjustments for taxes).

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Accumulated other comprehensive income represents foreign currency translation adjustments, unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustments.

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees: 13,133 million yen

NOTES TO CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

1.	Number and type of shares issued and outstanding during the consolidated fiscal year under review: Common stock: 15,741,209 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (million yen)	Dividend per Share (yen)		Date of Record	Effective Date
June 28, 2006 Regular general shareholders meeting	Common stock	41,466	3,000		March 31, 2006	June 29, 2006
November 10, 2006 Board of Directors meeting	Common stock	55,285	4,000		March 29, 2006	December 12, 2006

(2) Dividends concerning which the date of record fell in the consolidated fiscal year under review, but the effective date falls in the following fiscal year.
Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (million yen)	Dividend per Share (yen)	Date Record	Effective Date
June 28, 2007 Regular general shareholders meeting	Common stock	Retained Earnings	55,279	4,000	March 31, 2007	June 29, 2007

NOTES CONCERNING FINANCIAL DATA PER SHARE

Net assets per share: 519,014.60 yen

Net income per share: 34,506.55 yen

Note: Net assets does not include minority interests in consolidated subsidiaries.

SUBSEQUENT EVENTS

At a meeting of the Board of Directors held on March 30, 2007, it was resolved that during the period from April through June 2007 NTT would issue a total of not more than 160 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds.

On April 17, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) applied to the Japanese Minister of Health, Labor and Welfare for permission to be relieved of the past obligations to disburse the NTT Plan benefits covering the substitutional portion. However, no accounting should occur until the completion of the entire transfer. It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

NON-CONSOLIDATED BALANCE SHEET

(At March 31, 2007)

(Millions of yen)
ASSETS
CURRENT ASSETS
Cash and bank deposits	15,281
Accounts receivable, trade	1,394
Supplies	358
Advance payment	738
Deferred income taxes	512
Short-term loan receivable	544,285
Accounts receivable, other	110,487
Subsidiary deposits	150,000
Other current assets	10,450

Total current assets	833,509
FIXED ASSETS
Property, plant and equipment
Buildings	147,021
Structures	6,185
Machinery, equipment and vehicles	468
Tools, furniture and fixtures	24,908
Land	29,786
Construction in progress	716

Total property, plant and equipment	209,087
Intangible fixed assets
Software	46,267
Other intangible fixed assets	291

Total intangible fixed assets	46,559
Investments and other assets
Investment securities	42,058
Investments in subsidiaries and affiliated companies	4,772,182
Long-term loan receivable to subsidiaries	2,116,611
Deferred income taxes	40,482
Other investments and assets	891

Total investments and other assets	6,972,226

Total fixed assets	7,227,872

TOTAL ASSETS	8,061,382

LIABILITIES
CURRENT LIABILITIES
Accounts payable, trade	477
Current portion of corporate bonds	339,765
Current portion of long-term borrowings	184,557
Current portion of long-term loans payable - subsidiary	50,000
Accounts payable, other	101,184
Accrued expenses	11,716
Accrued taxes on income	28
Advance received	914
Deposit received	209
Deposit received from subsidiaries	95,797
Unearned received	0
Other current liabilities	586

Total current liabilities	785,237

LONG-TERM LIABILITIES
Corporate bonds	1,340,762
Long-term borrowings	818,539
Long-term loans payable - subsidiary	50,000
Liability for employees’ severance payments	30,408
Other long-term liabilities	798

Total long-term liabilities	2,240,508

3,025,746

NET ASSETS
SHAREHOLDER’S EQUITY
COMMON STOCK	937,950

CAPITAL SURPLUS
Additional paid-in capital	2,672,826
Other capital surplus	994
Total capital surplus	2,673,820

EARNED SURPLUS
Legal reserve	135,333
Other earned surplus	2,185,137
Reserve for special depreciation	11
Other reserve	1,131,000
Retained earnings	1,054,125
Total earned surplus	2,320,470

Treasury stock	(909,422)

Total shareholders’ equity	5,022,819

Unrealized gains (losses), translation adjustments and others Net unrealized gains (losses) on securities	12,816

Total unrealized gains (losses), translation adjustments and others	12,816

Total net assets	5,035,635

TOTAL LIABILITIES AND NET ASSETS	8,061,382

Note:	Amounts are rounded down to the nearest million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2006 to March 31, 2007)

(Millions of yen)
Operating revenues
Dividends received	198,608
Revenues from Group management	19,714
Revenues from basic R&D	122,115
Other services	19,543
Total operating revenues	359,982
Operating expenses
Administration	20,483
Experiment and research	106,767
Depreciation and amortization	29,793
Retirement of fixed assets	1,844
Miscellaneous taxes	3,221
Total operating expenses	162,109
Operating income	197,873

Non-operating revenues
Interest income	46,538
Lease income	11,585
Miscellaneous income	4,264
Total non-operating revenues	62,388
Non-operating expenses
Interest expenses	17,976
Corporate bond interest expenses	29,009
Lease and rental expenses	5,405
Miscellaneous expenses	1,643
Total non-operating expenses	54,035

Recurring profit	206,226
Special profits
Write-off of investments in affiliated companies	9,858
Income before income taxes	196,367
Corporation, inhabitant and enterprise taxes	(444)
Deferred tax expenses (benefits)	7,412
Net income	189,399

Notes:	Amounts are rounded down to the nearest million yen.

NON-CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(from April 1, 2006 to March 31, 2007)

(Millions of yen)
	Shareholders’ Equity
		Capital Surplus			Earned Surplus
						Other Earned Surplus
	Common Stock	Additional Paid-in Capital	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Reserve for Special Depreciation	Other Reserve	Retained Earnings	Total Earned Surplus
Balance on March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890

Change during the fiscal year under review
Return of reserve for special depreciation to retained earnings *2						(448)		448	—
Return of reserve for special depreciation to retained earnings						(70)		70	—
Cash dividends *2								(41,465)	(41,465)
Bonuses paid to directors and corporate auditors *2								(69)	(69)
Cash dividends (interim dividend)								(55,285)	(55,285)
Net income								189,399	189,399
Payments to acquire treasury shares			994	994
Disposal of treasury shares								93,098	92,579
Others, net

Total net change during the fiscal year under review	—	—	994	994	—	(518)	—

Balance on March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470

Notes:	*1. Amounts are rounded down to the nearest million yen.

*2. A matter concerning the appropriation of retained earning approved at the June 2006 regular general shareholders meeting.

(Millions of yen)
	Shareholders’ Equity		Unrealized Gains (Losses), Translation Adjustments, and Others
	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Securities	Total Unrealized Gains (Losses), Translation Adjustments, and Others	Total Net Assets
Balance on March 31, 2006	(907,087)	4,931,579	14,905	14,905	4,946,485

Change during the fiscal year under review
Return of reserve for special depreciation to retained earnings *2		—			—
Return of reserve for special depreciation to retained earnings		—			—
Cash dividends *2		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors *2		(69)			(69)
Cash dividends (interim dividend)		(55,285)			(55,285)
Net income		189,399			189,399
Payments to acquire treasury shares	(5,807)	(5,807)			(5,807)
Disposal of treasury shares	3,472	4,467			4,467
Others, net			(2,089)	(2,089)	(2,089)

Total net change during the fiscal year under review	(2,334)	91,239	(2,089)	(2,089)	89,150

Balance on March 31, 2007	(909,422)	5,022,819	12,816	12,816	5,035,635

Notes:	*1. Amounts are rounded down to the nearest million yen.
*2. A matter concerning the appropriation of retained earning approved at the June 2006 regular general shareholders meeting.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

NOTES CONCERNING SIGNIFICANT ACCOUNTING POLICIES

1.	Valuation of certain assets

(1)	Securities

[1]	Investment in subsidiaries and affiliated companies
Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings, for which the straight-line method is used. Intangible assets are amortized on a straight-line basis. Their estimated useful lives and residual value are determined on the basis provided by the Corporate Income Tax Laws.

Buildings, after having been depreciated over the depreciable periods based on the Corporate Income Tax Law, keep depreciated up to the end of their actual useful lives.

Internal-use software is amortized on a straight-line basis over its estimated useful life within five years.

3.	Allowances

(1)	Allowances for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability. No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end. Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition. Actuarial net gain or loss is amortized on a straight-line basis over the average remaining service periods at the time of recognition starting in the following fiscal year.

4.	Other Material Matters Relating to the Preparation of Financial Statements

(1)	Leases

Finance leases other than those deemed to transfer the title of leased assets to lessees are accounted for in a similar manner as operating leases.

(2)	Hedging Activities

Hedging activities are principally accounted for under deferral hedge accounting. Designation (“Furiateshori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“tokurei-shori”) is applied to interest-rate swaps that qualify for “exceptional accounting” (Footnote 14, Accounting Standards for Financial Instruments).

(3)	Consumption Taxes

Consumption taxes are separately accounted for by excluding them from each transaction amount.

5.	Changes in Accounting Policies

(1)	Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard No.5) and “Implementation Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard Implementation Guidance No.8).

The amount corresponding to the previous “Shareholders’ Equity” is 5,035,635 million yen.

(2)	Accounting Standard for Directors’ Bonus

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Directors’ Bonus” (Accounting Standards Board of Japan, November 29, 2005, Corporate Accounting Standard No.4). This change had little impact on NTT’s earnings.

(3)	Accounting Standard for Financial Instruments and Accounting for Deferred Assets

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Financial Instruments” (Accounting Standards Board of Japan, August 11, 2006, Corporate Accounting Standard No.10). In addition, effective from the fiscal year ended March 31, 2007, NTT adopted the “Tentative Measures on Accounting for Deferred Assets” (Accounting Standards Board of Japan, August 11, 2006, Practical Solutions No.19).

Due to the foregoing, discount on bonds stated as a deferred asset in the previous interim balance sheets is now reflected by deducting such amounts from the amount of the relevant bonds in the liability section of the balance sheet. This change had no impact on NTT’s earnings.

(4)	Partial Revision of Accounting Standard for Treasury Shares and Appropriation of Legal Reserves

Effective from the fiscal year ended March 31, 2007, NTT adopted the revised “Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, August 11, 2006, Revised Corporate Accounting Standard No.1) and “Implementation Guidance on Accounting Standard for Treasury Shares and Appropriation of Legal Reserves” (Accounting Standards Board of Japan, August 11, 2006, Revised Corporate Accounting Standard Implementation Guidance No.2).

This change had no impact on NTT’s earnings.

The changes regarding the description of balance sheet items resulting from the revision of the rules for financial statements is as follows.

“Treasury Shares” stated at the fiscal end of the “Shareholders’ Equity” section as a deductible item against shareholders’ equity in the fiscal year ended March 31, 2006 is stated at the end of the “Shareholders’ Equity” subsection as a deductible item against shareholders’ equity from the fiscal year ended March 31, 2007.

(5)	Accounting Standard for Business Combinations

Effective from the fiscal year ended March 31, 2007, NTT adopted the “Accounting Standard for Business Combinations”(the Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan, December 27, 2005, Corporate Accounting Standard No.7) and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (Accounting Standards Board of Japan, December 22, 2006, Corporate Accounting Standard Implementation Guidance No.10).

NOTES TO THE BALANCE SHEET

1.	Assets Offered as Security and Secured Liabilities

In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999 and the total assets of the four companies above have been pledged as general collateral for the said bonds.

Corporate bonds (including those maturing within one year)	1,680,527 million yen
Corporate bonds issued prior to June 30, 1999 (including those maturing within one year)	619,250 million yen

2.	Accumulated depreciation on property, plant and equipment: 240,582 million yen

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

Short-term accounts receivable:	635,306 million yen
Long-term accounts receivable:	203 million yen
Short-term accounts payable:	88,366 million yen

NOTES TO THE STATEMENT OF INCOME

Transactions with Affiliated Companies

Balance of Operating Transactions
Operating income	156,925 million yen
Operating expenses	60,137 million yen
Balance of Non-Operating Transactions	82,286 million yen

NOTES TO THE STATEMENT OF SHAREHOLDERS’ EQUITY

Number of treasury shares during the fiscal year under review
Common stock: 1,921,540.08 shares

NOTES CONCERNING TAX EFFECT ACCOUNTING

The major causes of the occurrence of deferred tax assets were depreciable assets and marketable securities.

The major cause of deferred tax liabilities was unrealized gains (losses) on securities.

Deferred tax assets excludes 8,946 million yen in valuation allowance.

NOTES CONCERNING FIXED ASSETS USED UNDER LEASES

In addition to fixed assets presented in the balance sheet, some buildings for employee benefit purposes and office equipment are used under finance lease agreements that do not result in a transfer of ownership.

NOTES CONCERNING TRANSACTIONS WITH AFFILIATED PARTIES

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Party	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable	200,217
						Long term loans receivable to	577,567
				Receipt of interest[1]	13,556	Other current Assets	2,702
				Receipt of expenses relating to basic research and development[2]	50,040	Accounts receivable, other	8,757
				Lease of land and buildings[3]	6,253	Accounts receivable, other	1,094
Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	229,250	Short-term loans receivable	212,625
						Long term loans receivable to	1,074,757
				Receipt of interest[1]	18,389	Other current Assets	3,891
				Receipt of expenses relating to basic research and development[2]	48,210	Accounts receivable, other	8,436
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	2,304	Short-term loans receivable	122,345
						Long term loans receivable to	464,286
				Receipt of interest[1]	14,150	Other current Assets	2,423
				Deposit of capital[4]	110,019[5]	Subsidiary Deposits	45,827
				Payment of interest[4]	292	Accounts payable, other	0
Subsidiary	NTT Finance Corporation	87% direct ownership 11% indirect ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Borrowing of capital[6]	145,000	Current portion of long-term loans payable—subsidiary	50,000
						Long-term loans	50,000
				Payment of interest[4]	231	payable—subsidiary Accrued Expenses	60
				Deposit of capital[7]	951,000	Deposit received from subsidiaries	150,000
				Receipt of interest[7]	369	Other current assets	30

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for utilization of the basic R&D.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. The appropriateness of rents are confirmed by each party in each term.

4	Interest on deposits received are set taking into consideration market rates.

5	Transaction amounts are average balances for the fiscal year determined by a cash management system.

6	Interest on borrowings of capital are set taking into consideration market rates. No security is provided.

7	Interest on capital deposits are set taking into consideration market rates.

NOTES CONCERNING FINANCIAL DATA PER SHARE

Net assets per share	364,381.77 yen
Net income per share	13,703.94 yen

SUBSEQUENT EVENTS

1.	At a meeting of the Board of Directors held on March 30, 2007, it was resolved that during the period from April through June 2007 NTT would issue a total of not more than 160 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds.

2.	On April 17, 2007, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) applied to the Japanese Minister of Health, Labor and Welfare for permission to be relieved of the past obligations to disburse the NTT Plan benefits covering the substitutional portion, but it is undetermined when approval will be received.

INDEPENDENT AUDITORS’ REPORT (CONSOLIDATED)

(English Translation)

May 8, 2007
To the Board of Directors Nippon Telegraph and Telephone Corporation	MISUZU Audit Corporation

Hideki Katayama, C.P.A. Engagement Partner

Yasushi Hamada, C.P.A. Engagement Partner

Toshio Kinoshita, C.P.A. Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated financial statements, which consist of the consolidated balance sheets, consolidated statement of income, consolidated statement of shareholders’ equity and notes to the consolidated financial statements, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 22nd fiscal year from April 1, 2006 to March 31, 2007. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the consolidated financial statements referred to above present fairly in all material regard the position of assets and income of the group of companies comprising the Company and its consolidated subsidiaries for the period under review, pursuant to the Accounting Principles for Enterprises, Article 148, Paragraph 1, and in accordance with accounting standards generally accepted in the United States (see Note 1 in the notes to the consolidated financial statements, regarding matters that form the basis for preparation of consolidated financial statements).

None of MISUZU Audit Corporation, KPMG AZSA & Co. or their respective engagement partners has any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

INDEPENDENT AUDITORS’ REPORT (NON-CONSOLIDATED)

(English Translation)

May 8, 2007
To the Board of Directors Nippon Telegraph and Telephone Corporation	MISUZU Audit Corporation

Hideki Katayama, C.P.A. Engagement Partner

Yasushi Hamada, C.P.A. Engagement Partner

Toshio Kinoshita, C.P.A. Engagement Partner

KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 1, Article 436-2 of the Corporation Law, we have audited the non-consolidated financial statements, which consist of the balance sheet, statement of income, statement of changes in shareholders’ equity and other net assets, individual notes and supplementary schedules, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 22nd fiscal year from April 1, 2006 to March 31, 2007. The preparation of these financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules from an independent viewpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the financial statements and supplementary schedules referred to above present fairly in all material regard the positions of assets and income for the period under review, in accordance with accounting standards generally accepted in Japan.

None of MISUZU Audit Corporation, KPMG AZSA & Co. or their respective engagement partners has any interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 22nd fiscal year from April 1, 2006, to March 31, 2007. The Board reports as follows:

1.	Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in the Corporation Law Implementation Regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 159 of the Accounting Principles for Enterprises) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial documents related to the fiscal year under review (the Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Other Net Assets, and individual notes thereto), related supplementary statements, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Income Statement, Consolidated Statement of Shareholders’ Equity and the consolidated notes thereto).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control system are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors.

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditors, MISUZU Audit Corporation and KPMG AZSA & Co.

(3)	Results of the audit of the financial statements and supplementary statements

We find that the methodology and results of the audit by the Independent Auditors, MISUZU Audit Corporation and KPMG AZSA & Co., are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditors, MISUZU Audit Corporation and KPMG AZSA & Co., are appropriate.

May 10, 2007

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Johji Fukada
Full-time Corporate Auditor	Susumu Fukuzawa
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Masamichi Tanabe
Corporate Auditor	Shigeru Iwamoto

Note:	Full-time Corporate Auditor Johji Fukada and Corporate Auditors Yasuchika Negoro and Shigeru Iwamoto are outside Corporate Auditors as prescribed in the Corporation Law, Article 2, Item 16, and Article 335, Paragraph 3.

END

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

RESOLUTIONS AND MATTERS FOR REFERENCE

•	First Item Distribution of Retained Earnings as Dividends

In addition to increasing corporate value over the medium- and long-term, the Company has identified the return of profits to shareholders as an important management goal. In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, has taken into account a full range of factors, including business performance, dividend payout ratio and financial standing. The Company proposes the following.

Matters relating to end-of-year dividend

1. Type of asset to be distributed: Cash

2. Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock:	4,000 yen
Total amount of dividends:	55,278,675,680 yen

Including the interim dividend of 4,000 yen per common share already distributed, the annual dividend per common share will be 8,000 yen.

3. Date on which the dividend becomes effective: June 29, 2007

•	Second Item Election of five Directors

The Company is seeking approval for the election of a total of five Directors: four directors to replace Director Yuji Inoue who resigned on March 31, 2007 and Directors Ryuji Yamada, Ken Yagi and Akira Arima who will resign at the conclusion of this Ordinary General Meeting of Shareholders; and one additional Director to promote the Medium-Term Management Strategy and enhance the corporate compliance program.

Candidates for Director are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Tsutomu Ebe (October 30, 1947)	April 1970	Joined Nippon Telegraph and Telephone Public Corporation	22.06 shares

		July 1999	Senior Vice President, Director of Corporate Planning Department of Nippon Telegraph and Telephone West Corporation

		May 2002	Senior Vice President, Director of Corporate Strategy Planning Department of Nippon Telegraph and Telephone West Corporation

		June 2002	Executive Vice President, Director of Corporate Strategy Planning Department of Nippon Telegraph and Telephone West Corporation

		June 2003	Senior Executive Vice President, Representative Director of Nippon Telegraph and Telephone West Corporation

		July 2003	Senior Executive Vice President, Representative Director, Director of Broadband Promotion Headquarters of Nippon Telegraph and Telephone West Corporation

		July 2006	Senior Executive Vice President, Representative Director, Director of Kansai Regional Headquarters of Nippon Telegraph and Telephone West Corporation (Scheduled to resign on June 28, 2007)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

2.	Noritaka Uji (March 27, 1949)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	1.00 share

		June 1999	Senior Vice President, Director of New Generation Information Services Sector of NTT DATA Corporation

		September 2000	Senior Vice President, Director of Corporate Strategy Planning Department of NTT DATA Corporation

		June 2001	Senior Vice President, Director of Industrial System Sector of NTT DATA Corporation

		April 2002	Senior Vice President, Director of Enterprise Business Sector of NTT DATA Corporation

		June 2003	Executive Vice President, Director of Enterprise Systems Sector of NTT DATA Corporation

		June 2005	Executive Vice President, Representative Director of NTT DATA Corporation (Scheduled to resign on June 22, 2007)

3.	Kaoru Kanazawa (January 23, 1945)	April 1967	Joined Postal Service Ministry of Japan	10.00 shares

		July 2001	Vice Minister for Public Management Affairs of Ministry of Public Management, Home Affairs, Posts and Telecommunications

		January 2002	Administrative Vice-Minister of Ministry of Public Management, Home Affairs, Posts and Telecommunications

		January 2003	President, Nippon Information Communications Association

		January 2003	President, ITU Association of Japan

		April 2003	President, Postal Saving Organization

		April 2004	President, Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications

		July 2005	Senior Advisor, Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications (present post)

		July 2006	President (Part-time), Telecommunications Engineering and Consulting Service (Scheduled to resign)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

4.	Takashi Hanazawa (May 9, 1951)	April 1976	Joined Nippon Telegraph and Telephone Public Corporation	5.00 share

		July 2002	President of Service Integration Laboratories of NTT Information Sharing Laboratory Group of the Company

		July 2003	Senior Manager of Department III of the Company

		May 2005	Senior Manager of Next Generation Network Enhancement Office of Department II of the Company

		June 2006	Director of Department III of the Company

5.	Toshio Kobayashi (November 16, 1951)	April 1975	Joined the Ministry of Finance	5.00 share

		July 2005	Deputy Director-General of the Ministry of Finance

		July 2006	Deputy Director-General for Policy Evaluation of the Ministry of Finance

Note:	Candidate for Director, Mr. Noritaka Uji, is Representative Director and Managing Officer of NTT DATA Corporation, with which the Company engages in transactions relating to research and development.

•	Third Item Election of five Corporate Auditors

Because the term of office of all Corporate Auditors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company is seeking approval for the election of a total of five Corporate Auditors. The Board of Corporate Auditors supports this proposal.

Candidates for Corporate Auditors are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Johji Fukada (April 21, 1943)	April 1967	Joined the Board of Audit of Japan	16.00 shares

		June 1998	Deputy Secretary-General of the Board of Audit of Japan

		December 1999	Secretary-General of the Board of Audit of Japan

		December 2002	Adviser of the Board of Audit of Japan Special Adviser of Kitanogumi Corporation

		June 2005	Full-time Corporate Auditor of the Company (present post)

2.	Susumu Fukuzawa (January 26, 1946)	April 1968	Joined Nippon Telegraph and Telephone Public Corporation	9.00 shares

		June 1996	Vice President, Executive Manager of Accounting Department of the Company

		June 1998	Director, Executive Manager of Accounting Department of the Company

		January 1999	Director of the Company, Executive Manager of Finance Department of NTT-West Provisional Headquarters

		July 1999	Director of Nippon Telegraph and Telephone West Corporation, Executive Manager of Finance Department

		June 2000	Representative Director of NTT TELECA (now NTT CARD SOLUTION CORP.)

		July 2002	Chairman, The Japan Telecommunications Welfare Association

		June 2006	Full-time Corporate Auditor of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

3.	Yasuchika Negoro (July 31, 1932)	April 1958	Joined the Ministry of Justice	18.00 shares

		June 1990	Administrative Vice-Minister of the Ministry of Justice

		December 1993	Superintendent Public Prosecutor of Tokyo High Public Prosecutors Office (Resigned on July 30, 1995)

		September 1995	Registered as a Lawyer (Daiichi Tokyo Bar Association)

		August 1996	Chairman of Japan Fair Trade Commission (Resigned on July 30, 2002)

		August 2002	Registered as a Lawyer (Daiichi Tokyo Bar Association) (present post)

		June 2003	Corporate Auditor of the Company (present post)

		February 2004	Chairman, Nippon Professional Baseball Organization (present post)

4.	Masamichi Tanabe (July 29, 1940)	April 1964	Joined Nippon Telegraph and Telephone Public Corporation	19.12 shares

		July 1992	Vice President and Senior Executive Manager, Packet Network Service Headquarters of the Company

		February 1994	Vice President and Deputy Executive Manager of Multimedia Planning and Promotion Office of the Company

		June 1994	Senior Vice President and Deputy Executive Manager of Multimedia Planning and Promotion Office of the Company

		July 1995	Senior Vice President and Executive Manager of Multimedia Service Department of the Company

		December 1996	Senior Vice President and General Manager of OCN Division of the Company

		June 1997	Representative Director, Senior Exective Vice President of NTT Learning Systems Corporation

		June 1998	Representative Director, President of NTT Learning Systems Corporation

		June 2002	Representative Director, President of NTT Advertising, Inc.

		June 2004	Full-time Corporate Auditor of the Company

		June 2006	Corporate Auditor of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

5.	Shigeru Iwamoto (March 31, 1941)	March 1976	Licensed as Certified Public Accountant (present post)	11.00 shares

		May 1999	President, Asahi & Co. (now KPMG AZSA & Co.)

		January 2004	President, KPMG AZSA & Co.

		May 2004	Chairman, KPMG AZSA & Co.

		August 2005	Commissioner, Central Union of Agricultural Cooperatives (present post)

		June 2006	Corporate Auditor of the Company (present post)

Note 1.

Mr. Johji Fukada, Mr. Yasuchika Negoro and Mr. Shigeru Iwamoto are candidates for outside Corporate Auditor.

Reason for electing Mr. Johji Fukada as a candidate for outside Corporate Auditor: Mr. Fukada has engaged in the duties of the Board of Audit of Japan for many years and the Company expects to benefit from his auditing expertise and insights gained from his professional experience.

Reason for electing Mr. Yasuchika Negoro as a candidate for outside Corporate Auditor: Mr. Negoro has engaged in legal practice for many years and the Company expects to benefit from his auditing expertise and insights gained from his professional experience.

Reason for electing Mr. Shigeru Iwamoto as candidate for outside Corporate Auditor: Mr. Iwamoto has engaged in the duties of the Certified Public Accountant for many years and the Company expects to benefit from his auditing expertise and insights gained from his professional experience.

Mr. Johji Fukada, Mr. Yasuchika Negoro and Mr. Shigeru Iwamoto have not been involved in the management of a company other than as an outside director or an outside corporate auditor. For the reasons described above, the Company determined that they can properly perform their duties as an outside Corporate Auditor.

Note 2.

Three candidates for outside Corporate Auditors, Mr. Johji Fukada, Mr. Yasuchika Negoro and Mr. Shigeru Iwamoto have been a Corporate Auditor for the Company for two, four and one year, respectively.

Note 3.

Pursuant to the Corporation Law, Article 427, Paragraph 1, the Company and three candidates for their position of outside Corporate Auditor above have entered into an agreement limiting their liability for damages set forth in the Corporation Law, Article 423, Paragraph 1. The maximum damages payable under the agreement shall be the amount set forth in the statute. If their appointment is approved as proposed, the Company will extend the term of the agreement with the three candidates.

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2007)

(billions of yen)
ASSETS	3,949.9

FIXED ASSETS	3,377.0
Fixed assets – telecommunications business	3,024.1
Property, plant and equipment	2,926.4
Machinery and equipment	546.8
Local line facilities	723.1
Engineering facilities	704.1
Buildings	573.4
Land	202.5
Others	176.3
Intangible fixed assets	97.6
Investments and other assets	352.9
Deferred income taxes	280.7
Others	74.7
Allowance for doubtful accounts	(2.5)
CURRENT ASSETS	572.8
Cash and bank deposits	107.5
Accounts receivable, trade	367.5
Accounts receivable, other	35.2
Other current assets	65.7
Allowance for doubtful accounts	(3.1)

Total assets	3,949.9

LIABILITIES	1,961.4

LONG-TERM LIABILITIES	1,084.1
Long-term borrowings from parent company	577.5
Liability for employees’ retirement benefits	499.2
Other long-term liabilities	7.3
CURRENT LIABILITIES	877.2
Current portion of long-term borrowings from parent company	200.2
Accounts payable, trade	112.2
Accounts payable, other	295.9
Other current liabilities	268.7

SHAREHOLDERS’ EQUITY	1,988.5

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
RETAINED EARNINGS	152.0
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	1.8

Total liabilities and shareholders’ equity	3,949.9

CONDENSED STATEMENT OF INCOME

(from April 1, 2006 to March 31, 2007)

(billions of yen)
Telecommunications businesses
Operating revenues	1,907.8
Operating expenses	1,846.4
Operating income from telecommunications businesses	61.3
Supplementary businesses
Operating revenues	153.5
Operating expenses	155.0
Operating income (losses) from supplementary businesses	(1.4)
Operating income	59.9
Non-operating revenues	70.4
Non-operating expenses	39.9
Recurring profit	90.3
Special profits	49.7
Income before income taxes	140.1
Corporation, inhabitant and enterprise taxes	(9.2)
Deferred tax expenses (benefits)	65.0
Net income	84.3

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2007)

(billions of yen)
ASSETS	3,871.0

FIXED ASSETS	3,319.5
Fixed assets - telecommunications business	2,970.7
Property, plant and equipment	2,863.5
Machinery and equipment	602.3
Local line facilities	838.6
Engineering facilities	618.5
Buildings	503.4
Land	178.2
Others	122.2
Intangible fixed assets	107.1
Investments and other assets	348.7
Deferred income taxes	276.5
Others	73.8
Allowance for doubtful accounts	(1.5)
CURRENT ASSETS	551.4
Cash and bank deposits	60.7
Accounts receivable, trade	371.9
Accounts receivable, other	55.1
Other current assets	65.7
Allowance for doubtful accounts	(2.0)

Total assets	3,871.0

LIABILITIES	2,321.4

LONG-TERM LIABILITIES	1,643.7
Long-term borrowings from parent company	1,074.7
Liability for employees’ retirement benefits	548.1
Other long-term liabilities	20.7
CURRENT LIABILITIES	677.7
Current portion of long-term borrowings from parent company	212.6
Accounts payable, trade	91.8
Accounts payable, other	263.2
Other current liabilities	110.0

SHAREHOLDERS’ EQUITY	1,549.5

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
RETAINED EARNINGS	67.1
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.3

Total liabilities and shareholders’ equity	3,871.0

CONDENSED STATEMENT OF INCOME

(from April 1, 2006 to March 31, 2007)

(billions of yen)
Telecommunications businesses
Operating revenues	1,795.2
Operating expenses	1,770.8
Operating income from telecommunications businesses	24.3
Supplementary businesses
Operating revenues	156.3
Operating expenses	160.2
Operating income (losses) from supplementary businesses	3.8
Operating income	20.4
Non-operating revenues	76.8
Non-operating expenses	43.3
Recurring profit	54.0
Special profits	46.8
Special losses	13.1
Income before income taxes	87.7
Corporation, inhabitant, and enterprise taxes	(26.4)
Deferred tax expenses (benefits)	85.7
Net income	28.3

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2007)

(billions of yen)
ASSETS	1,412.4

FIXED ASSETS	1,067.9
Fixed assets - telecommunications business	597.2
Property, plant and equipment	462.2
Machinery and equipment	154.4
Engineering facilities	70.8
Buildings	127.3
Tools and fixtures	27.5
Land	46.7
Others	35.2
Intangible fixed assets	135.0
Investments and other assets	470.6
Deferred income taxes	147.4
Others	323.9
Allowance for doubtful accounts	(0.7)
CURRENT ASSETS	344.5
Cash and bank deposits	30.3
Accounts receivable, trade	213.2
Accounts receivable, other	45.8
Other current assets	56.7
Allowance for doubtful accounts	(1.6)

Total assets	1,412.4

LIABILITIES	929.4

LONG-TERM LIABILITIES	559.1
Long-term borrowings from parent company	464.2
Other long-term liabilities	94.8
CURRENT LIABILITIES	370.2
Current portion of long-term borrowings from parent company	122.3
Accounts payable, trade	47.8
Accounts payable, other	174.4
Other current liabilities	25.5

SHAREHOLDERS’ EQUITY	483.0

COMMON STOCK	211.7
ADDITIONAL PAID-IN CAPITAL	131.6
RETAINED EARNINGS	85.5
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	54.1

Total liabilities and shareholders’ equity	1,412.4

CONDENSED STATEMENT OF INCOME

(from April 1, 2006 to March 31, 2007)

(billions of yen)
Telecommunications businesses
Operating revenues	988.3
Operating expenses	917.8
Operating income from telecommunications businesses	70.5
Supplementary businesses
Operating revenues	157.1
Operating expenses	150.2
Operating income (losses) from supplementary businesses	6.8
Operating income	77.3
Non-operating revenues	29.5
Non-operating expenses	29.1
Recurring profit	77.8
Special profits	11.3
Special losses	28.4
Income before income taxes	60.6
Corporation, inhabitant, and enterprise taxes	27.8
Deferred tax expenses (benefits)	2.4
Net income	30.3

2. Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility

Nippon Telegraph and Telephone East Corporation	B-FLET’S	1,510,000 subscribers
	Subscriber optical cable	63,900 km

Nippon Telegraph and Telephone West Corporation	FLET’S HIKARI (B-FLET’S, FLET’S HIKARI PREMIUM)	1,147,000 subscribers
	Subscriber optical cable	22,200 km

Note:	FLET’S ADSL noted in the previous year has been deleted due to decrease in the number of subscriber lines for NTT East and NTT West by 218 thousand and 141 thousand, respectively, from the previous year.

3. The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	70.7 billion yen
Nippon Telegraph and Telephone West Corporation	60.7 billion yen
NTT Communications Corporation	15.6 billion yen

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice as described above.

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

Exercising your voting rights via the Internet, etc.

(The website for voting electronically is readable in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	To exercise voting rights, please log in to the following Internet website designated by the Company: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the on-screen instructions.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters
1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Institutional investors can exercise voting rights by accessing the Electronic Voting Platform (the Tokyo Stock Exchange Platform).

2.	You may place your vote via the Internet at any time until the close of business (5:30 PM) on Wednesday, June 27, 2007.

3.	If you place your vote via the Internet multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to exercise your voting rights, such as the connection fees of internet service providers and applicable communications fees (i.e., call charges), will be borne by the shareholder.

•	Handling your password
1.	When you connect to the designated website for the exercise of voting rights via the Internet the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please safeguard your password in the same manner as your registered seal. If you enter a wrong password several times, your access to the website will be barred. When it occurs, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet Access.

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft® Internet Explorer Version 5.01 Service Pack 2 (or higher) (cookie has been validly set up) Adobe® Acrobat® ReaderTM Ver. 4.0 (or higher) or Adobe® Reader® Ver. 6.0 (or higher) (this is required if you would like to refer to the shareholders, meeting- related documents and matters to be resolved at the meeting.)

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and Adobe®, Acrobat® ReaderTM and Adobe® Reader® are those of Adobe Systems Incorporated.)

2

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.
•i-mode, •EZweb, •Yahoo! keitai, •L-mode

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Yahoo! Keitai (SOFTBANK MOBILE Corporation), L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

* Please contact the Securities Agent Web Support Hotline regarding compatible devices.

If you have questions about the use of a personal computer, mobile phone or an L-mode-compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

From this general meeting of shareholders, our domestic institutional investors may use the electronic voting platform (known as the Tokyo Stock Exchange Platform) in order to exercise their voting rights in connection with general meetings of shareholders.

END

The Location

of the

22nd Ordinary General Meeting of Shareholders

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo